Exhibit 12.1

PTEK Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratio information)

	Nine months ended September 30,				Years ended December 31,
	2002		2003		2002		2001	2000	1999		1998
Earnings:
Pre-tax income (loss) from continuing operations	$12,565		$18,173		$15,799		$(221,001)	$(28,636)	$55,454		$(65,381)
Add back fixed charges:
Fixed charges	10,989		9,769		14,061		13,552	13,216	27,979		20,987

Earnings (loss)	$23,554		$27,942		$29,860		$(207,449)	$(15,420)	$83,433		$(44,394)

Fixed Charges:
Interest expense (1)	$9,076		$7,354		$11,510		$11,544	$11,324	$26,276		$19,454
Interest portion of rent expense	1,913		2,415		2,551		2,008	1,892	1,703		1,533

Total fixed charges	$10,989		$9,769		$14,061		$13,552	$13,216	$27,979		$20,987

Ratio of Earnings to Fixed Charges	2.14	x	2.86	x	2.12	x	(2)	(2)	2.98	x	(2)

(1)	Interest expense includes interest on capital leases and amortization of deferred financing costs, whether expensed or capitalized.
(2)	Our pre-tax income was inadequate to cover fixed charges for the years ended December 31, 1998, 2000 and 2001 by approximately $86.4 million, $41.9 million and $234.6 million, respectively.